Exhibit 99.2

INTERIM FINANCIAL REPORT

First Half 2021

REGULATED INFORMATION

This Interim Financial Report has been prepared in accordance with the article 13 of the Belgian Royal Decree of November 14, 2007.

Celyad Oncology publishes its Interim Financial Report in French. Celyad Oncology has also produced an English translation of this Interim Financial Report for convenience purposes only. In the event of a difference of interpretation between the English and the French versions of the Interim Financial Report, the French version will prevail.

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

Forward-looking statements

This Interim Report may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the clinical activity and safety and tolerability of CYAD-211, CYAD-203, CYAD-101, and CYAD-02; expectations regarding our proprietary technology platforms, TIM and shRNA; expectations regarding enrollment and the announcement of additional clinical data; outcomes and timelines of the IMMUNICY-1 and CYCLE-1 clinical trials and plans for initiating KEYNOTE-B79 Phase 1b trial; the timeline for submission an IND application for CYAD-203; the sufficiency of Celyad Oncology’s cash position to fund operations , including expectations based on the equity purchase agreement entered into with Lincoln Park Capital Fund; the impact of COVID-19 on operations; and results of operation and business outlook. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty include the duration and severity of the COVID-19 pandemic and government measures implemented in response thereto. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on March 24, 2021 and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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Table of Contents

Forward-looking statements		2

1.	INTERIM MANAGEMENT REPORT	4
1.1	Management’s discussion and analysis of financial condition and results of operations	4
1.2	Risks and uncertainties	10

2.	UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – Six months ended June 30, 2021	12
2.1	Unaudited interim consolidated statement of financial position	12
2.2	Unaudited interim consolidated statement of comprehensive income	13
2.3	Unaudited interim consolidated statement of changes in equity	14
2.4	Unaudited interim consolidated statement of cash flows	15
2.5	Notes to the unaudited condensed consolidated interim financial statements – Six months ended June 30, 2021	16
2.5.1	General Information	16
2.5.2	Basis of preparation and significant accounting policies	16
2.5.3	Segment reporting	18
2.5.4	Off-Balance Sheet Commitments	19
2.5.5	Capital Expenditures	19
2.5.6	Results of Operations	19
2.5.7	Liquidity and capital resources	22
2.5.8	Goodwill and Intangible assets	24
2.5.9	Non-current trade receivables and other non-current assets	24
2.5.10	Trade and Other receivables	25
2.5.11	Short-term investments and Cash and Cash equivalents	25
2.5.12	Capital and share premium	26
2.5.13	Recoverable Cash Advances	26
2.5.14	Other Non-Current liabilities	27
2.5.15	Trade payables and other current liabilities	27
2.5.16	Financial Instruments fair values disclosures	28
2.5.17	Leases	30
2.5.18	Related party transactions	32
2.5.19	Subsequent events	32

3.	RESPONSIBILITY STATEMENT	33

4.	FINANCIAL CALENDAR & CELYAD ONCOLOGY CONTACT DETAILS	34

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1. INTERIM MANAGEMENT REPORT

1.1 Management’s discussion and analysis of financial condition and results of operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of Celyad Oncology SA’s (Celyad Oncology’s, the Company’s or the Group’s) interim condensed consolidated financial statements. It should be read in conjunction with the unaudited financial information and the notes thereto included in this Interim Financial Report and the audited financial information and the notes thereto included in the Company’s 2020 Annual Report available on the Company’s website.

All amounts included herein with respect to the six-month periods ended June 30, 2021 and 2020 are derived from the Company’s interim condensed consolidated financial statements. The consolidated financial statements for the six month periods ended June 30, 2021 and 2020 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with the IFRS issued by the IASB and with IAS 34, Interim Financial Reporting.

Except for the historical information contained herein, the matters discussed in this Interim Financial Report may be deemed to be forward-looking statements that involve certain risks and uncertainties. The Company makes such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. In this Interim Financial Report, words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. The Company cautions you that forward-looking statements are not guarantees of future performance and that its actual results of operations, financial condition and liquidity, and the development of the industry in which the Company operates may differ materially from the forward-looking statements contained in this Interim Financial Report. In addition, even if its results of operations, financial condition and liquidity, and the development of the industry in which the Company operates are consistent with the forward-looking statements contained in this Interim Financial Report, they may not be predictive of results or developments in future periods. The Company cautions readers not to place undue reliance on any forward-looking statements made by the Company, which speak only as of the date they are made.

Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Interim Financial Report, particularly under the “Risk and Uncertainties” and “Forward-looking statements” sections.

This discussion and analysis is dated as of the date of this Interim Financial Report. The Company disclaims any obligation, except as specifically required by law, to publicly update or revise any such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview

We are a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. Our goal is to discover, develop and commercialize our next-generation CAR T cell therapy product candidates, if approved. We are currently developing a diversified pipeline of allogeneic and autologous CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors.

Our differentiated pipeline of next generation CAR T candidates is based off the two main approaches in the field of CAR T: allogeneic, or off-the-shelf, and autologous, or personalized, therapies. Allogeneic CAR T cells are prepared in advance from healthy donors and are stored frozen until a patient requires treatment. With the autologous approach, CAR T cells are derived from the patients themselves, first by collection of the patient’s immune cells through a process called leukapheresis, following which the patient’s cells are engineered and reintroduced back into the patient via infusion.

Over the past few years, as the CAR T landscape has shifted towards pursuing off-the-shelf approaches, we have continued to steadily progress our allogeneic CAR T franchise and programs by exploring two proprietary technology platforms, T cell receptor inhibitory molecule (TIM) and short hairpin RNA (shRNA), to target the T cell receptor (TCR) complex. In adoptive cell therapy, the infusion of donor-derived T cells to cancer patients with a

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different background than that of the donor may lead to multiple reactions. These reactions include the donor cells attacking the patient’s healthy tissue, known as Graft-versus-Host disease (GvHD), as well as the rejection of the therapy by the patient’s immune system known as Host-versus-Graft (HvG) reaction.

The TCR, a molecule present on the surface of T cells, is principally responsible for GvHD. At the center of allogeneic CAR T therapy, the goal is to eliminate or blunt the signaling of the TCR through engineering with a specific technology. By reducing the signaling of the TCR, the engineered allogeneic CAR T cells fail to recognize the patient’s healthy tissue as foreign, which avoids GvHD.

We believe non-gene edited technologies target the TCR specifically without extensive genetic manipulation. Through the co-expression of our technologies with a specific CAR of interest, we can design cell therapy candidates intended to inhibit the function of the TCR while allowing the T cells to target the cancer. We believe this unique strategy offers a streamlined approach in advancing the allogeneic CAR T landscape.

Our proprietary technologies, TIM and shRNA, offer a unique strategy and streamlined approach to allogeneic CAR T development:

•

T cell Inhibitory Molecule (TIM). Our novel TIM peptide interferes with the ability of the TCR to signal and is designed to prevent GvHD. TIM is a truncated form of the CD3z component of the TCR complex which lacks the critical signaling domains of the wild-type CD3z. In our CYAD-100 series of CAR T candidates, including CYAD-101, TIM is co-expressed with a NKG2D CAR to reduce the potential of the TCR to induce GvHD. Following the expression of TIM, the peptide acts as a competitive inhibitor to wild-type CD3z and is incorporated into the TCR complex.

•

Short hairpin RNA (shRNA). shRNA is a dynamic, innovative technology that allows for the development of allogeneic CAR Ts through the selection of an optimal shRNA, targeting CD3z which results in durable high-level knockdown of the TCR on T cells to a level equivalent to that seen if the CD3z gene was gene edited with CRISPR/Cas9. In addition, in in vivo models, the persistence of allogeneic T cells without a CAR generated with shRNA was statistically superior to similar cells generated with CRISPR/Cas9. We have also demonstrated concurrent knockdown of multiple gene products, or multiplexing, using shRNA technology.

Central to our pipeline is a cutting-edge All-in-One vector approach where we focus on using a single vector to generate CAR T cells to simplify the design and development of our cell therapy candidates. The All-in-One vector approach encodes multiple components of the CAR T construct simultaneously, including the CAR, our technologies including TIM and shRNA, cell section marker to assist with the enrichment of the manufactured cells and potential therapeutic add-ons such as cytokines and antibodies. This single transduction, plug and play approach to CAR T development has the potential to streamline process development and manufacturing while broadening the potential applicability of our candidates.

First Half 2021 and Recent Business Highlights

•	The Company entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40 million with Lincoln Park Capital Fund, LLC (LPC).

•	Seasoned industry executive Marina Udier, Ph.D., was appointed to its Board of Directors.

•

At the American Society of Clinical Oncology 2021 Gastrointestinal Cancers Symposium (ASCO-GI), the Company announced updates from its Phase 1 alloSHRINK trial evaluating CYAD 101 for the treatment of advanced metastatic colorectal cancer (mCRC).

•	Dr. Charles Morris was appointed as Chief Medical Officer in April 2021.

•

At the European Hematology Association (EHA) 2021 Virtual Congress, the Company announced preliminary data from the Phase 1 IMMUNICY-1 trial of CYAD-211 for the treatment of relapsed/refractory multiple myeloma.

•

At the Company’s R&D Day on July 20, 2021, the Company announced updates to allogeneic CAR T clinical candidates, including CYAD-211 and CYAD-101, as well as the latest preclinical research from our proprietary shRNA-based platform, including the introduction of CYAD-203, a novel first-in-class shRNA-based allogeneic, IL-18-armored CAR T candidate. The Company also announced the acquisition of an exclusive license from the Moffitt Cancer Center for an antibody directed to Tumor-associated glycoprotein (TAG-72), which will form the basis of a T cell engager to be used with its shRNA platform technology.

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Pipeline Updates

Celyad Oncology is building a diversified pipeline of next-generation allogeneic and autologous CAR T candidates:

CYAD-101 – Allogeneic NKG2D-based CAR-T

CYAD-101 is an investigational, non-gene edited, allogeneic CAR T candidate engineered to co-express a CAR based on NKG2D, a receptor expressed on natural killer (NK) cells that binds to eight stress-induced ligands and TIM. CYAD-101 is currently in a Phase 1 clinical trial, alloSHRINK, for the treatment of patients with advanced metastatic colorectal cancer mCRC. In total, 15 patients with relapsed/refractory mCRC who progressed after previous treatment with oxaliplatin-based or irinotecan-based chemotherapies were treated in the dose-escalation segment of the Phase 1 alloSHRINK trial evaluating three dose levels of CYAD-101 administered concurrently with FOLFOX (combination of 5-fluorouracil, leucovorin and oxaliplatin) preconditioning chemotherapy. The mean number of prior therapies received by patients enrolled in the trial was three. To date, treatment with CYAD-101 was observed to be well-tolerated with no evidence of GvHD. In addition, two patients in the trial achieved a confirmed partial response (PR) including one patient at the recommended dose of 1x109 CYAD-101 cells per infusion. In September 2020, we entered a clinical trial collaboration with Merck & Co, Inc. (Merck) to conduct the Phase 1b KEYNOTE-B79 clinical trial, which will evaluate CYAD-101 following FOLFOX preconditioning chemotherapy, with Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in refractory mCRC patients with microsatellite stable (MSS) / mismatch-repair proficient (pMMR) disease.

CYAD-211 – Allogeneic shRNA-based, BCMA CAR-T for r/r MM

CYAD-211 is an investigational, shRNA-based allogeneic CAR T candidate for the treatment of relapsed / refractory multiple myeloma (r/r MM). CYAD-211 is engineered to co-express a B cell maturation antigen (BCMA) targeting chimeric antigen receptor and a single shRNA, which interferes with the expression of the CD3z component of the TCR complex. In June 2021, we announced preliminary data from the dose-escalation Phase 1 IMMUNICY-1 trial, which is evaluating the tolerability and clinical activity of a single infusion of CYAD-211 following preconditioning chemotherapy in patients with r/r MM. Preliminary data showed that treatment with CYAD-211 was generally well-tolerated at the first two dose levels, with no evidence of GvHD observed. Two partial responses were observed among five evaluable patients and cell engraftment of CYAD-211 observed in all patients from dose level 2, with evidence of CAR T cells in all patients enrolled in the first two dose cohorts.

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CYAD-203 – Allogeneic shRNA-based, IL-18-armored NKG2D CAR T for Solid Tumors

CYAD-203 is the Company’s first armored CAR T candidate. CYAD-203 is engineered to co-express the cytokine interleukin-18 (IL-18) with the NKG2D CAR receptor. To our knowledge, this therapy is on track to be first IL-18 secreting allogeneic CAR T candidate. IL-18 is a proinflammatory cytokine that directly potentiates the anti-cancer activity of CAR T cells while also altering the balance of pro- and anti-inflammatory cells within tumor tissue. Investigational New Drug (IND)-enabling studies are currently ongoing. Submission of the IND application for CYAD-203 for treatment of solid tumors is expected in mid-2022.

CYAD-02 – Autologous NKG2D CAR-T for r/r AML and MDS

CYAD-02 is an investigational, autologous CAR T therapy that co-expresses both the NKG2D CAR and a single shRNA targeting the NKG2D ligands MICA and MICB on the CAR T cells. In preclinical models, shRNA-mediated knockdown of MICA and MICB expression on NKG2D CAR T cells has shown enhanced in vitro expansion, as well as enhanced in vivo engraftment and persistence, of the CAR T cells, as compared to first-generation NKG2D receptor CAR T cells. In November 2019, we initiated the dose-escalation Phase 1 CYCLE-1 trial, evaluating the safety and clinical activity of the next-generation, autologous NKG2D receptor-based CAR T candidate CYAD-02 following preconditioning chemotherapy in patients with relapsed/refractory acute myeloid leukemia (r/r AML) / MDS. Nine patients have received treatment with CYAD-02 in the Phase 1 trial. To date, CYAD-02 has been generally well-tolerated. Four of seven patients evaluable for clinical activity demonstrated anti-leukemic activity (at least 50% bone marrow blasts decrease) with the single patient evaluated at dose level 3 having achieved a marrow complete response (mCR). Enrollment in the dose level 3 cohort of the CYCLE-1 trial is ongoing.

Upcoming Milestones

•	Report additional data for the Phase 1 IMMUNICY-1 trial of CYAD-211 for r/r MM, which are expected during second half 2021.

•	Initiation of KEYNOTE-B79 Phase 1b trial with CYAD-101 and KEYTRUDA® for advanced mCRC patients with MSS / pMMR disease is expected in early fourth quarter 2021.

•	Submission of an IND application for CYAD-203 is expected in mid-2022.

•	Report additional data from the dose-escalation Phase 1 CYCLE-1 trial evaluating CYAD-02 in r/r AML and myelodysplastic syndrome during second half 2021.

First Half 2021 Financial Results

Key financial figures for half year 2021, compared with half year 2020 and full year 2020, are summarized below:

Selected key financial figures (€ millions)	Half Year 30 June 2021	Half Year 30 June 2020	Full Year 31 December 2020

Revenue	—	—	—

Research and development expenses	(10.0)	(11.1)	(21.5)

General and administrative expenses	(4.8)	(4.8)	(9.3)

Change in fair value of contingent consideration	(2.0)	(2.4)	9.2

Other income/(expenses)	1.8	1.8	4.6

Operating loss[1]	(14.9)	(16.6)	(17.0)

[1]

The operating loss arises from the Company’s loss for the period before deduction of Financial income, Financial expenses and Income taxes. The purpose of this measure by Management is to identify the Company’s results in connection with its operating activities.

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Loss for the period/year	(14.9)	(16.6)	(17.2)

Net cash used in operations	(12.2)	(14.6)	(27.7)

Cash and cash equivalents	12.0	26.7	17.2

The Company’s license and collaboration agreements generated no revenue in the first half of 2021 similar to the first half of 2020.

Research and Development expenses were €10.0 million for the first half of 2021, compared to €11.1 million for the first half of 2020. The €1.1 million decrease was mainly driven by:

•	the decrease of process development and clinical development after the Group’s decision in fourth quarter 2020 to discontinue the development of first-generation, autologous CAR T candidate CYAD-01;

•	the decrease of process development associated with the transition from preclinical to clinical development of the CYAD-211 program; and

•	the decrease of travel & living expenses due to COVID-19 pandemic travel restrictions.

General and Administrative expenses were €4.8 million for the first half of 2021, similar to the same period in 2020. An increase in insurances costs was compensated mainly by savings on the travel & living expenses due to COVID-19 pandemic travel restrictions and decrease of the expenses associated with the share-based payments (non-cash expenses) that related to the warrants plan offered to our employees, managers and directors.

The fair value adjustment (€2.0 million, non-cash expenses) relating to reassessment as of June 30, 2021 required by International Financial Reporting Standards (IFRS) of the contingent consideration and other financial liabilities associated with the advancement in the Company’s NKG2D-based CAR T candidates, was mainly driven by:

•	the update in discount rate (Weighted Average Cost of Capital, or WACC) used for fair value measurement purposes at interim reporting date;

•	the time accretion (which reflects the development of the Group’s product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs);

•	the revaluation of the U.S. dollar against the Euro; and

•	the updated assumptions on Probability of Success (PoS) associated with the NKG2D-based CAR T programs.

As of December 31, 2020, the change in fair value of the contingent consideration and other financial liabilities was mainly driven by updated assumptions associated with the timing of the potential commercialization of the Company’s autologous AML/MDS CAR T program which had been delayed by one year. As of June 30, 2021, the Company’s management has maintained with the prior period of December 31, 2020 the timelines associated with the potential commercialization and projected sales forecast assumptions for its CAR T product candidates.

Regarding the other income/other expenses, the Company posted €1.8 million in net other income for the first half of 2021 compared to a net other income of €1.8 million for the first half of 2020. The net other income for the first half of 2021 is primarily due to grant income from the Walloon Region and from the Federal Belgian Institute for Health Insurance (Inami) of €1.6 million, similar to the first half of 2020.

Net loss was €14.9 million, or €(1.02) per share, for the first half of 2021 compared to a net loss of €16.6 million, or €(1.19) per share, for the same period of 2020.

Net cash used in operations, which excludes non-cash effects, was €12.2 million for the first half of 2021 compared to €14.6 million for the first half of 2020. The difference was driven primarily by a decrease in spend associated with Research and Development as described above.

As of June 30, 2021, the Company had cash and cash equivalents of €12.0 million ($14.3 million). During the first half of 2021, the Company raised proceeds of €8.1 million ($9.7 million) from the sale of American Depositary Shares (ADSs), in aggregate, to Lincoln Park Capital Fund, LLC (LPC) and through its At-the-Market (ATM) program.

As of June 30, 2021, the total number of basic shares outstanding were 15.494 million, as compared to 13.942 million as of December 31, 2020.

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Operating Capital Requirements

After due consideration of detailed budgets and cash flow forecasts for the years 2021 and 2022, the Board of Directors of the Company (the “Board of Directors”) concluded on the business continuity of the Company over at least the next 12 months from the date the financial statements are issued, and hence on the appropriateness to prepare the financial statements on a going concern basis. The Company believes that its existing cash and cash equivalents combined with the remaining access to the equity purchase agreement established with LPC, should be sufficient, based on the current scope of activities, to fund operating and capital expenditure requirements to the end of the third quarter of 2022. The Company has based its latest estimate on assumptions that may prove to be wrong, and the Company could use its capital resources sooner than the Company currently expects. In any event, the Company will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize its product candidates.

COVID-19 Update

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of this Interim Financial Report, Belgium and the United States, where the Company operates, have been impacted by temporary closures. The length or severity of this pandemic cannot be predicted, but the Company anticipates that there may be an additional impact from a prolonged COVID-19 environment on the planned development activities of the Company.

Further, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, pandemics. With regards to the Company’s clinical programs, CYAD-02, CYAD-101 and CYAD-211 were slightly impacted by the coronavirus pandemic throughout 2020. Enrollment in the respective trials for CYAD-02 and CYAD-211 are ongoing without any major disruption, partially due to the staggered enrollment associated with the dose-escalation trials for these product candidates. However, certain clinical sites and institutions have not been able to receive visits from the Company or its representatives, which has delayed the Company’s data monitoring activities.

The long-term impact of COVID-19 on the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted, including potential additional waves of the pandemic, new variants of the virus, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among other things, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.

In addition, after enrollment in these trials, if patients contract COVID-19 during participation in the Company’s trials or are subject to isolation or shelter-in-place restrictions, they may drop out of the trials, miss scheduled follow-up visits or otherwise fail to follow trial protocols. If patients are unable to follow the trial protocols or if the Company’s trial results are otherwise disputed due to the effects of the COVID-19 pandemic or actions taken to mitigate its spread, the integrity of data from the trials may be compromised or not accepted by the FDA or other regulatory authorities, which would represent a significant setback for the applicable program. The Company has not experienced such issues to date regarding COVID-19.

Some factors from the COVID-19 pandemic that the Company believes may adversely affect enrollment in its trials include:

•

The diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as the Company’s clinical trial investigators, hospitals serving as the clinical trial sites and hospital staff supporting the conduct of the clinical trials;

•

Some patients who would otherwise be candidates for enrollment in the Company’s clinical trials are at increased risk of severe effects of the coronavirus, which may lead to the death of some patients and render others too ill to participate, limiting the available pool of participants for the trials;

•	The fact that there can be no guarantee that any proposed changes to the Company’s protocols, if necessary, would be acceptable to regulators;

•	Limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring; and

•	Interruption in global shipping affecting the transport of clinical trial materials being used in the Company’s trials.

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The Company has not experienced such issues to date regarding COVID-19.

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with the virus or could continue to spread to additional countries, each of which may further adversely impact the Company’s clinical trials. The global outbreak of the COVID-19 pandemic continues to evolve and the conduct of the Company’s trials may continue to be adversely affected, despite efforts to mitigate this impact.

Even if the Company is able to enroll a sufficient number of patients in its clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the Company’s clinical trials, which could prevent completion of these trials and adversely affect its ability to advance the development of the Company’s product candidates.

1.2 Risks and uncertainties

The following key risks and uncertainties for the Company described here below are those, currently known and specific to the Company. If any of these risks materialize, its business, financial condition or results of operations could suffer:

•	The Company may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.

•

The Company has substantial financial commitments resulting from material agreements (with Celdara Medical, The Trustees of Dartmouth College, Horizon Discovery), for which the Company will need substantial additional funding.

•	The Company has incurred net losses in each period since its inception and anticipate that it will continue to incur net losses in the future.

•	The Company’s drug product candidates are new approaches to cancer treatment that present significant challenges.

•

The Company’s drug product candidates are biologics, which are complex to manufacture, and the Company may encounter difficulties in production, particularly with respect to process development or scaling-out of its manufacturing capabilities. If the Company or any of its third-party manufacturers encounters such difficulties, its ability to provide supply of its drug product candidates for clinical trials or its products for patients, if approved, could be delayed or stopped, or the Company may be unable to maintain a commercially viable cost structure.

•

The future commercial success of the Company’s product candidates will depend on the degree of market acceptance of its products among physicians, patients, healthcare payers and the medical community.

•	The Company may face significant competition and technological change which could limit or eliminate the market opportunity for its product candidates.

•	The Company may encounter substantial delays in its clinical trials or may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

•

The Company may be adversely affected by natural disasters and/or global health pandemics (such as COVID-19), and its business, financial conditions and results of operations could be adversely affected.

•

In previous clinical trials involving T cell-based immunotherapies, some patients experienced serious adverse events. The Company’s drug product candidates may demonstrate a similar effect or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

•

The Company’s trials are ongoing and not complete. Initial success in its ongoing clinical trials may not be indicative of results obtained when these trials are completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

•

The Company is heavily dependent on the regulatory approval of CYAD-02, CYAD-101 and CYAD-211 in the United States and Europe, and subsequent commercial success of those product candidates, both of which may never occur.

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•

Nearly all aspects of the Company’s activities are subject to substantial regulation. No assurance can be given that any of the Company’s product candidates will fulfil regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals, fines and withdrawal of approvals.

•	The Company could be unsuccessful in obtaining, maintaining or protecting its intellectual property rights for one or more of its drug product candidates.

•

The Company’s patents and other intellectual property rights portfolio is relatively young and may not adequately protect its research programs and product candidates, which may impede the Company’s ability to compete effectively.

•	The Company depends on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm its business.

•	The Company may infringe on the patents or intellectual property rights of others and may face patent litigation, which may be costly and time consuming.

•

The Company has not yet finalized its clinical development program for its product candidates. The FDA and comparable foreign regulators may not agree with its proposed protocols for these clinical trials, or may withdraw approvals, which could result in delays or cancellation of the programs.

•	Cell-based therapies rely on the availability of specialty raw materials, which may not be available to the Company on acceptable terms or at all.

•

The Company relies on third parties to conduct, supervise and monitor its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, the Company may not be able to obtain regulatory approval for or commercialize its drug product candidates and its business could be substantially harmed.

•	The Company relies and will continue to rely on collaborative partners regarding the development of its research programs and product candidates.

This list is not exhaustive, and the Company recommends that you read the detailed analysis of the risks that the Company faces set out in its 2020 Annual Report on Form 20-F filed with the SEC on March 24, 2021, and subsequent filings and reports made by the Company.

As previously disclosed in note 5.36 of the 2020 Annual Report, Horizon Discovery/Perkin Elmer, Inc. (Horizon/PKI) informed the Company they believe the Company was in material breach of these agreements as a result of certain disclosures the Company has made in connection with its obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to the Company a notice of material breach or termination. The Company believes any such assertion of material breach would be without merit and the Company would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. The Company is currently in discussions with Horizon/PKI about possible amendments to these agreements in connection with which the Company would retain freedom to operate under the in-licensed patents.

Of note, the Company has filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. The Company is also developing a second-generation shRNA platform that does not incorporate any of the Horizon/PKI technology.

The lead allogeneic CAR T product candidate of the Company, CYAD-101, does not incorporate any of the Horizon/PKI technology.

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2. UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - Six months ended June 30, 2021

2.1 Unaudited interim consolidated statement of Financial Position

(€’000)		June 30,	December 31,
	Notes	2021	2020
NON-CURRENT ASSETS		46 094	46 379
Goodwill and Intangible assets	2.5.8	36 127	36 171
Property, Plant and Equipment		3 592	4 119
Non-current Trade and Other receivables	2.5.9	2 135	2 117
Non-current Grant receivables	2.5.9	4 002	3 679
Other non-current assets	2.5.9	238	293
CURRENT ASSETS		16 594	19 705
Trade and Other Receivables	2.5.10	712	615
Current Grant receivables	2.5.10	1 912	145
Other current assets	2.5.10	1 953	1 711
Short-term investments	2.5.11	—	—
Cash and cash equivalents	2.5.11	12 017	17 234

TOTAL ASSETS		62 688	66 084

EQUITY	2.3	24 861	30 994
Share Capital	2.5.12	53 913	48 513
Share premium	2.5.12	2 217	43 349
Other reserves	2.5.12	32 062	30 958
Accumulated deficit	2.5.12	(63 331)	(91 826)
NON-CURRENT LIABILITIES		25 290	23 256
Bank loans		—	—
Lease liabilities	2.5.17	2 104	2 525
Recoverable Cash advances (RCAs)	2.5.13	4 935	4 220
Contingent consideration payable and other financial liabilities	2.5.16	17 487	15 526
Post-employment benefits		614	614
Other non-current liabilities	2.5.14	150	371
CURRENT LIABILITIES		12 537	11 834
Bank loans		—	37
Lease liabilities	2.5.17	977	1 076
Recoverable Cash advances (RCAs)	2.5.13	340	371
Trade payables	2.5.15	5 582	4 736
Other current liabilities	2.5.15	5 638	5 614

TOTAL EQUITY AND LIABILITIES		62 688	66 084

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

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2.2 Unaudited interim consolidated statement of comprehensive income

(€‘000)		For the Six-month period ended June 30,
	Notes	2021	2020
Revenue	2.5.6	—	5
Cost of sales		—	—
Gross profit	2.5.6	—	5
Research and Development expenses		(9 956)	(11 141)
General & Administrative expenses		(4 785)	(4 789)
Change in fair value of contingent consideration		(1 961)	(2 445)
Other income		1 987	2 026
Other expenses		(162)	(211)
Operating Loss[2]	2.5.6	(14 877)	(16 555)
Financial income		166	112
Financial expenses		(143)	(154)
Loss before taxes	2.5.6	(14 854)	(16 597)
Income taxes		—	—
Loss for the period	2.5.6	(14 854)	(16 597)
Basic and diluted loss per share (in €)		(1.02)	(1.19)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss		—	—
Remeasurements of post-employment benefit obligations, net of tax		—	—
Items that may be subsequently reclassified to profit or loss		14	7
Currency translation differences		14	7
Other comprehensive income / (loss) for the period, net of tax		14	7

Total comprehensive loss for the period		(14 840)	(16 590)
Total comprehensive loss for the period attributable to Equity Holders		(14 840)	(16 590)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

[2]

The operating loss arises from the Company’s loss for the period before deduction of Financial income, Financial expenses and Income taxes. The purpose of this measure by Management is to identify the Company’s results in connection with its operating activities.

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2.3 Unaudited interim consolidated statement of changes in equity

(€’000)	Share capital	Share premium	Other reserves[3]	Accumulated deficit	Total Equity
Balance as of January 1, 2020	48 513	43 349	28 181	(74 424)	(45 619)

Share-based payments	—	—	1 289	—	1 289

Total transactions with owners, recognized directly in equity	—	—	1 289	—	1 289
Loss for the period	—	—	—	(16 597)	(16 597)
Currency Translation differences	—	—	7	—	7
Remeasurements of defined benefit obligation	—	—	—	—	—

Total comprehensive loss for the period	—	—	7	(16 597)	(16 590)

Balance as of June 30, 2020	48 513	43 349	29 477	(91 021)	30 318

Balance as of July 1, 2020	48 513	43 349	29 477	(91 021)	30 318

Share-based payments	—	—	1 493	—	1 493

Total transactions with owners, recognized directly in equity	—	—	1 493	—	1 493
Loss for the period	—	—	—	(607)	(607)
Currency Translation differences	—	—	(12)	—	(12)
Remeasurements of defined benefit obligation	—	—	—	(197)	(197)

Total comprehensive loss for the period	—	—	(12)	(804)	(816)

Balance as of December 31, 2020	48 513	43 349	30 958	(91 826)	30 994

Balance as of January 1, 2021	48 513	43 349	30 958	(91 826)	30 994

Capital increase	5 400	2 660	—	—	8 060
Transaction costs associated with capital increases	—	(443)	—	—	(443)
Share-based payments	—	—	1 090	—	1 090

Total transactions with owners, recognized directly in equity	5 400	2 217	1 090	—	8 707
Loss for the period	—	—	—	(14 854)	(14 854)
Reduction of share premium by absorption of losses[4]	—	(43 349)	—	43 349	—
Currency Translation differences	—	—	14	—	14
Remeasurements of defined benefit obligation	—	—	—	—	—

Total comprehensive loss for the period	—	(43 349)	14	28 495	(14 840)

Balance as of June 30, 2021	53 913	2 217 *	32 062	(63 331 )*	24 861

*	Includes cumulative reclass of €215.6 million of losses from accumulated deficit to the share premium, refer to the footnote 4.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

[3]	Other reserves includes Share-base payment reserve, Other equity reserve from conversion of convertible loan in 2013 and Currency Translation Difference.
[4]

During the extraordinary shareholders meeting in May 2021, the shareholders, in accordance with Belgian Company Law, approved to absorb approximately €43.3 million of the accounting losses into the share premium. As a result, the “Accumulated Deficit” has been reduced by cumulative amount of €43.3 million in the six months period ended June 30, 2021 (€215.6 million of reclass from inception to June 30, 2021) against “Share Premium”. The absorption of the accumulated deficit into share premium has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

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2.4 Unaudited interim consolidated statement of cash flows

(€‘000)		For the Six-month period ended June 30,
	Notes	2021	2020
Cash Flow from operating activities
Loss for the period	2.2	(14 854)	(16 597)
Non-cash adjustments
Goodwill and Intangibles assets - Amortization and impairment		106	95
Property, plant & equipment - Depreciation		735	792
Provision for onerous contract		—	—
Change in fair value of contingent consideration payable and other financial liabilities	2.5.6	1 961	2 445
Remeasurement of Recoverable Cash Advances (RCAs)	2.5.6	129	106
Grant income (RCAs and others)	2.5.6	(1 604)	(1 638)
Share-based payment expense		1 090	1 289
Post-employment benefits		—	—
Change in working capital
Trade receivables, other (non-)current receivables		(738)	(246)
Trade payables, other (non-)current liabilities		990	(878)
Net cash used in operations		(12 185)	(14 633)

Cash Flow from investing activities
Acquisition of Property, Plant & Equipment		(160)	(72)
Acquisitions of Intangible assets		(62)	(1)
Disposals of Property, Plant & Equipment		—	—
Proceeds from net investment in lease		128	124
Proceeds from short-term investments		—	—
Net cash from/(used in) investing activities		(94)	50

Cash Flow from financing activities
Repayments of bank borrowings		(37)	(138)
Repayments of leases		(581)	(628)
Net proceeds from issuance of shares and exercise of warrants		7 617	—
Proceeds from RCAs & other grants	2.5.7	333	2 695
Repayment of RCAs & other grants		(280)	—
Net cash from/(used in) financing activities		7 052	1 929

Net cash and cash equivalents at beginning of the period		17 234	39 338
Change in Cash and cash equivalents	2.5.7	(5 227)	(12 653)
Effects of exchange rate changes on cash and cash equivalents		10	7

Net cash and cash equivalents at the end of the period		12 017	26 692

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

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2.5 Notes to the unaudited condensed consolidated interim financial statements – Six months ended June 30, 2021

2.5.1	General Information

The Company is a clinical-stage biopharmaceutical company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer.

Celyad SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, Belgium (company number 0891.118.115).

On June 8, 2020, the Company announced the launch of its corporate rebranding, including changing its name to Celyad Oncology. The new name highlights the Company’s significant progress with its next-generation CAR T programs and emphasizes its commitment to cancer patients.

The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s American Depositary Shares (ADSs) are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.

The Company has three wholly-owned subsidiaries (together, the Group) located in Belgium (Biological Manufacturing Services SA) and in the United States (Celyad, Inc. and Corquest Medical, Inc.).

The condensed consolidated interim financial statements have been approved for issuance by the Company’s Board of Directors on August 4, 2021.

The Interim Financial Report is available to the public free of charge and upon request to the above-mentioned address or via the Company’s website (https://celyad.com/investors/regulated-information/).

2.5.2 Basis of preparation and significant accounting policies

The condensed consolidated interim financial statements of the Group for the six months ended June 30, 2021 (the “interim period”) include Celyad Oncology SA and its subsidiaries. The significant accounting policies used for preparing the condensed consolidated interim financial statements are explained below.

2.5.2.1 Basis of preparation of Half Year Report

The condensed consolidated interim financial statements have been prepared in accordance with the IFRS as issued by the IASB and in accordance with the IFRS as issued by the IASB and with IAS 34, Interim Financial Reporting, and same accounting policies used to prepare the most recent annual financial statements. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2020

The preparation of the Company’s condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the interim period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The principal risks during the interim period have not materially changed from those mentioned in the 2020 Annual Report and subsequent reports and filings made with the SEC, each of which are available on the Company’s website (http://www.celyad.com/investors/regulated-information).5

[5]

As previously disclosed in note 5.36 of the 2020 Annual Report, Horizon Discovery/Perkin Elmer, Inc. (Horizon/PKI) informed the Company they believe the Company was in material breach of these agreements as a result of certain disclosures the Company has made in connection with its obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to the Company a notice of material breach or termination. The Company believes any such assertion of material breach would be without merit and the Company would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. The Company is currently in discussions with Horizon about possible amendments to these agreements in connection with which the Company would retain freedom to operate under the in-licensed patents.

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All statements and information relate to the interim period unless otherwise stated.

The condensed consolidated interim financial statements are presented in thousands of Euros and all values are rounded to the nearest thousand (€’000) except when otherwise indicated. Amounts have been rounded off to the nearest thousand and in certain cases, this may result in minor discrepancies in the totals and sub-totals disclosed in the financial tables.

COVID-19 update

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of this report, Belgium and United States, where the Group operates, continues to be impacted by the pandemic. The length or severity of this pandemic cannot be predicted, but the Company anticipates that there may be an additional impact from a prolonged COVID-19 environment on the planned development activities of the Company.

To date, COVID-19 has had no impact on the Company’s condensed consolidated interim financial statements and corporate cash flow, and the Company expects that its existing cash and cash equivalents combined with the remaining access to the equity purchase agreement concluded with Lincoln Park Capital Fund, at June 30, 2021, should be sufficient to fund operating and capital expenditure requirements, based on the current scope of activities, into the end of the third quarter of 2022. With regards to the Company’s clinical programs, CYAD-02, CYAD-101 and CYAD-211 were slightly impacted by the coronavirus pandemic throughout 2020. Enrollment in the respective trials for these Product Candidates is ongoing without any major disruption, partially due to the staggered enrollment associated with the dose-escalation trials for CYAD-02 and CYAD-211, respectively, and the expansion segment of the of the CYAD-101 trial which began in late 2020. However, certain clinical sites and institutions have not been able to receive visits from the Company or its representatives, which has delayed the Company’s data monitoring activities.

The long-term impact of COVID-19 on the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted, including a potential new wave of the pandemic, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among other things, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.

2.5.2.2 New standards, interpretations, and amendments

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

None of the new standards, interpretations and amendments, which are effective for periods beginning after January 1, 2021 which have been issued by the IASB and the IFRIC have a material effect on the Group’s financial statements. None of the new standards, interpretations and amendments, which will be effective for periods beginning after January 1, 2022 and are not yet effective as of June 30, 2021 and/or not yet adopted as of June 30, 2021, are expected to have a material effect on the Group’s future financial statements.

2.5.2.3 Critical accounting estimates and judgements

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.

Of note, the Company has filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. The Company is also developing a second-generation shRNA platform that does not incorporate any of the Horizon/PKI.

The lead allogeneic CAR T product candidate of the Company, CYAD-101, does not incorporate any of the Horizon/PKI technology.

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Refer to the disclosure note 5.4 from the Group’s 2020 year-end consolidated financial statements for further details about the main critical accounting estimates and judgements.

2.5.3	Segment reporting

The chief operating decision-maker (CODM), who is responsible for making strategic decisions, allocating resources and assessing performance of the Group, has been identified as the Board of Directors.

Since the acquisition of the oncological platform in 2015, the management and the CODM have determined that there are two operating segments, being:

•	the immuno-oncology segment regrouping all assets developed based on the CAR-T cell platform, and.

•	the cardiology segment, regrouping the Cardiopoiesis platform, C-Cathez.

Corporate segment includes costs for general and administration functions not allocated to the other business segments.

Although the Group is currently active in Europe and in the United States, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase. No disaggregated information on product level or geographical level or any other level currently exists and hence is also not considered by the Board of Directors for assessing performance or allocating resources.

The CODM is not reviewing assets by segments, hence no segment information per asset is disclosed. As of June 30, 2021, the main Group’s non-current assets are located in Belgium.

Since 2017, the Group is fully focused on the development of its immuno-oncology platform. Therefore, as of June 30, 2021, most of the R&D expenses were incurred in the immuno-oncology segment, in line with prior year.

	For the Six-month period ended June 30, 2020
€ ‘000	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	5	—	—	5
Revenue recognized over time	—	—	—	—
Total Revenue	5	—	—	5
Cost of Sales	—	—	—	—
Gross Profit	5	—	—	5
Research & Development expenses	(72)	(11 069)	—	(11 141)
General & Administrative expenses	—	—	(4 789)	(4 789)
Change in fair value of contingent consideration	—	(2 445)	—	(2 445)
Net Other income/(loss)	10	1 604	200	1 815
Operating Profit/(Loss)	(57)	(11 908)	(4 589)	(16 555)
Net financial income/(loss)	—	(87)	45	(42)
Profit/(Loss) before taxes	(57)	(11 995)	(4 545)	(16 597)
Income Taxes	—	—	—	—
Profit/(Loss) for the six months ended June 30, 2020	(57)	(11 995)	(4 545)	(16 597)

	For the Six-month period ended June 30, 2021
€ ‘000	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	—	—	—	—
Revenue recognized over time	—	—	—	—
Total Revenue	—	—	—	—
Cost of Sales	—	—	—	—
Gross Profit	—	—	—	—

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Research & Development expenses	(57)	(9 899)	—	(9 956)
General & Administrative expenses	—	—	(4 785)	(4 785)
Change in fair value of contingent consideration	—	(1 961)	—	(1 961)
Net Other income/(loss)	(54)	1 670	209	1 825
Operating Profit/(Loss)	(111)	(10 190)	(4 576)	(14 877)
Net financial income/(loss)	149	(87)	(39)	23
Profit/(Loss) before taxes	38	(10 277)	(4 615)	(14 854)
Income Taxes	—	—	—	—
Profit/(Loss) for the six months ended June 30, 2021	38	(10 277)	(4 615)	(14 854)

2.5.4 Off-Balance Sheet Commitments

As of June 30, 2021, the Group has no off-balance sheet commitments to be reported other than those described in the disclosure note 5.34 from its 2020 year-end consolidated financial statements.

2.5.5 Capital Expenditures

In accordance with IAS 38, the Group does not capitalize its research and development expenses until the Group receives marketing authorization for the applicable product candidates. Research and development expenditures incurred during the interim period were accounted for as operating expenses.

2.5.6 Results of Operations

Revenue

	For the Six-month period ended June 30,
(€‘000)	2021	2020
Out-licensing revenue	—	—
Other revenue	—	5

Total	—	5

The Group’s license and collaboration agreements generated no revenue in the first half of 2021 similar to first half 2020 and did not enter into any new license agreements for the six-month period ended June 30, 2021.

The Group does not expect to generate material revenue unless and until the Group receives regulatory approval for one of its drug product candidates.

Research and development expenses

The following table is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in the Group’s condensed consolidated interim financial statements.

	For the Six-month period ended June 30,
(€‘000)	2021	2020
Employee expenses	4 530	4 528
Travel & Living	17	107
Clinical study costs	2 205	2 720
Preclinical study costs	944	866
Process development and scale-up	407	803

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Consulting fees	152	191
IP filing and maintenance fees	84	141
Share-based payments	331	398
Depreciation	708	727
Rent and utilities	337	415
Others	241	245

Total R&D expenses	9 956	11 141

Research and development expenses totaled €10.0 million for the six-month period ended June 30, 2021, which represents a decrease of 10.6% compared to the first semester of 2020. The Group’s R&D internal resources are allocated to the continuous development of its immuno-oncology platform both in autologous setting on the product candidate CYAD-02 and in allogenic setting with its products candidates CYAD-101, CYAD-211 and preclinical programs (such as CYAD-203). The decrease in the Group’s R&D expenses is primarily driven by:

•	the decrease of process development and clinical development after the Group’s decision in Q4 2020 to discontinue the development of first-generation, autologous CAR T candidate CYAD-01;

•	the decrease of process development associated with the transition from preclinical to clinical development of the CYAD-211 program; and

•	the decrease of travel & living expenses due to COVID-19 pandemic travel restrictions.

General and administrative expenses

	For the Six-month period ended June 30,
(€‘000)	2021	2020
Employee expenses	1 789	1 733
Consulting fees	1 030	1 025
Share-based payments	759	892
Communication & Marketing	236	289
Rent	15	40
Insurances	730	476
Travel & living	12	77
Depreciation	133	168
Others	81	90

Total General and administrative expenses	4 785	4 789

General and administrative expenses remain stable over the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020. An increase in insurances costs was compensated mainly by savings on the travel & living expenses due to COVID-19 pandemic travel restrictions and decrease of the expenses associated with the share-based payments (non-cash expenses) that related to the warrants plan offered to our employees, managers and directors.

Change in fair value of contingent consideration, other income and other expenses

Change in fair value of contingent consideration

	For the Six-month period ended June 30,
(€‘000)	2021	2020
Change in fair value of contingent consideration	(1 961)	(2 445)

Total Change in fair value of contingent consideration	(1 961)	(2 445)

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The fair value adjustment (€2.0 million, non-cash expenses) relating to reassessment as of June 30, 2021 required by International Financial Reporting Standards (IFRS) of the contingent consideration and other financial liabilities associated with the advancement in the Company’s NKG2D-based CAR T candidates, was mainly driven by:

•	the update in discount rate (Weighted Average Cost of Capital, or WACC) used for fair value measurement purposes at interim reporting date (see note 2.5.16.2);

•	the time accretion (which reflects the development of the Group’s product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs);

•	the revaluation of the U.S. dollar against the Euro; and

•	the updated assumptions on Probability of Success (PoS) associated with the NKG2D-based CAR T programs (see note 2.5.16.2).

Other income

	For the Six-month period ended June 30,
(€‘000)	2021	2020
Grant income (RCAs)	1 438	615
Grant income (Other)	166	1 023
R&D tax credit	339	371
Other	44	16

Total Other Income	1 987	2 026

For the six month period ended June 30, 2021, the other income was mainly driven by following elements:

•

Grant income (RCAs): additional grant income has been recognized in 2021 on grants in the form of recoverable cash advances (RCAs) for contracts, numbered 8087, 8088, 8212, 8436 and 1910028. According to IFRS standards, the Company has recognized grant income for the period amounting to €1.4 million and a liability component of €0.8 million is accounted for as a financial liability (see disclosure note 2.5.13). The increase compared to June 30, 2020 is mainly associated with additional grant income recognized on new conventions signed during the last quarter of 2020 (contracts numbered 8212 and 8436);

•

Grant income (Others): additional grant income has been recognized in 2021 on grants received from the Federal Belgian Institute for Health Insurance (Inami) (€0.2 million), not referring to RCAs and not subject to reimbursement. The decrease compared to June 30, 2020 is mainly due to grant income recognized from the regional government (contract numbered 8066 for €0.8 million in the first half of 2020) for which no revenue has been recognized during the first half of 2021;

•	With respect to R&D tax credit, the current year income (€0.3 million) is in line with previous year.

Other expenses

	For the Six-month period ended June 30,
(€‘000)	2021	2020
Clinical Development milestone payment	—	105
Remeasurement of RCAs	129	106
Other	33	—

Total Other Expenses	162	211

In 2021, other expenses mainly refer to the remeasurement expense of RCA’s are not significant. Indeed, as of June 30, 2021, the Group’s management has maintained the timelines to potential commercialization and projected sales forecast assumptions for its CAR-T product candidates based on the respective clinical development stage of these product candidates compared to the prior period of December 31, 2020.

In 2020, other expenses were mainly driven by the following drivers:

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•	Clinical development milestone was paid for an amount of €0.1 million related to the first patient injection in the CYAD-02 program for r/r AMS and MDS in January 2020; and

•

Remeasurement expense of RCA’s was not significant for the first half of 2020, given the fact that the Group’s management had maintained in line with prior period the timeline to commercialization and sales forecast for its CAR-T product candidates based on the respective clinical development stage of these product candidates as of June 30, 2020.

Operating loss

As a result of the foregoing, the Group’s operating loss, totaled €14.9 million at June 30, 2021, a decrease of €1.7 million as compared to the six-month period ended June 30, 2020.

Financial income and financial expenses

The financial income increase of €0.1 million is driven by gain on foreign exchange differences for the year 2021 due to the revaluation of the USD and its impact on the valuation of the Mesoblast future USD revenue.

Financial expense refers mainly to interest expense on lease agreements for an amount of €0.1 million at June 30, 2021, in line with previous year.

Loss for the period

As a result, the Group’s loss for the six-month period ended June 30, 2021 was €14.9 million, a decrease of €1.7 million as compared to €16.6 million at June 30, 2020.

Loss per share

The loss per share is calculated by dividing loss for the period by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share.

	For the Six-month period ended June 30,
(€’000)	2021	2020
Loss of the year attributable to Equity Holders	(14 854)	(16 597)
Weighted average number of shares outstanding	14 587 686	13 942 344

Earnings per share (non-fully diluted) in €	(1.02)	(1.19)

Outstanding warrants	1 899 090	1 594 156

2.5.7	Liquidity and capital resources

The Group’s liquidity requirements primarily relate to the funding of research & development, general & administrative expenses and working capital requirements. The Group monitors its risk exposure to a shortage of funds using a monthly liquidity planning tool. Its objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposits and finance leases.

Through June 30, 2021, the Group funded its operations through several private and public investments totaling, since inception, approximately €307 million (respectively, approximately €71 million and €236 million). The Group also received non-dilutive funding from local and European governmental bodies.

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During the first half of 2021, the Company raised gross proceeds of €8.1 million ($9.7 million) from the sale of American Depositary Shares (ADSs), in aggregate, to Lincoln Park Capital Fund, LLC (“LPC6”) and through its At-the-Market (ATM7) program. Net proceeds of these transactions amounted to approximately €7.6 million.

Recoverable Cash Advances (RCA’s), recorded as financial liabilities for an amount of €5.3 million at June 30, 2021, correspond to the risk-adjusted present value of expected future repayments of amounts granted by the Walloon Region, to support specific development programs related to C-Cathez, CYAD-01, CYAD-02, CYAD-101, CYAD-211 and CYAD-203. As of June 30, 2021, there are five RCA contracts pending totaling €14.8 million, out of which €6.8 million has been effectively paid out to Celyad Oncology by the Walloon Region.

Additional grants have been received from the Federal Belgian Institute for Health Insurance (Inami) (€0.4 million fully cash settled in 2019 and €0.3 million fully cash settled in 2021) and from the regional government (contract numbered 8066 for €2.4 million, out of which €2.2 million has been effectively paid out as of June 30, 2021). Those grants are not subject to future reimbursement (as it is the case for the RCA’s described above).

The Group is also exposed to contingent liabilities as a result of the license agreement concluded with Celdara Medical, LLC. The risk adjusted present value of expected cash outflows (mainly towards Celdara) is recorded as a financial liability for an amount of €17.5 million at June 30, 2021.

The following table sets forth the Group’s condensed interim consolidated cash flows information for the six-month periods ended June 30, 2021 and 2020:

	For the Six-month period ended June 30,
(€‘000)	2021	2020
Net cash used in operations	(12 185)	(14 633)
Net cash (used in)/from investing activities	(94)	50
Net cash (used in)/from financing activities	7 052	1 929
Effects of exchange rate changes	10	7

Change in Cash and cash equivalents	(5 217)	(12 646)

Change in Short-term investments	—	—

Net cash burned over the period[8]	(5 217)	(12 646)

The cash outflow resulting from operating activities amounted to €12.2 million for the six months ended June 30, 2021, as compared to €14.6 million for the prior year’s period. The €2.4 million decrease was primarily driven by lower process development expenses and decreased clinical costs associated with the autologous r/r AML and MDS franchise.

Cash flow from investing activities represented a net cash outflow of €0.1 million for the six months ended June 30, 2021, compared to net cash inflow of €0.1 million for the six months ended June 30, 2020. The decrease is mainly associated to an increase of laboratory equipment investments.

Cash flow from financing activities in the first half of 2021 represented a net cash inflow of €7.1 million compared to a cash inflow of €1.9 million for prior year’s period. The increase of €5.1 million is mainly related the increase in net proceeds from capital raises occurred in the first half of 2021 for €7.6 million partly compensated by lower proceeds received from Walloon Region. No capital increase had occurred in the first half of 2020.

[6]

On January 8, 2021, the Company has entered into a committed equity purchase agreement (“Purchase Agreement”) for up to $40 million with Lincoln Park Capital Fund, LLC (LPC), a Chicago-based institutional investor. Over the 24-month term of the Purchase Agreement, the Company will have the right to direct LPC to purchase up to an aggregate amount of $40 million (before related fees and expenses of $1 million) American Depositary Shares (“ADSs”), each of which represents one ordinary share of the Company.

[7]

On September 3, 2020, the Company entered into an Open Market Sale AgreementSM with Jefferies LLC (Jefferies) pursuant to which the Company may from time to time sell, for a period of up to 36 months, through “an at the market offering” (ATM), with Jefferies acting as sales agent, up to $25,000,000 of new American Depositary Shares (“ADSs”), each of which represents one ordinary share of the Company.

[8]

‘Net cash burn’ is an alternative performance measure determined by the year-on-year net variance in the Group’s treasury position as above defined. The purpose of this measure for the Management is to determine the change of the treasury position.

‘Treasury position’ is an alternative performance measure determined by adding Short-term investments and Cash and cash equivalents from the statement of financial position prepared in accordance with IFRS. The purpose of this measure by Management is to identify the level of cash available internally (excluding external sources of financing) within 12 months.

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2.5.8 Goodwill and Intangible assets

	As at June 30,	As at December 31,
(€‘000)	2021	2020
OnCyte IPRD	33 676	33 678
C-Cath development costs	507	540
Goodwill	883	883
Patents & Licenses	1 016	1 019
Other intangible assets	45	51

Total Goodwill and Intangible assets	36 127	36 171

The variance on the total intangible assets as of June 30, 2021 resulted primarily from the regular amortization of C-Cathez development costs and the Group’s Patents & Licenses. Goodwill and OnCyte IPRD are not amortized, but are tested for impairment at least annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment test has been performed by the Group’s management, using similar assumptions as the ones used for the contingent consideration liability reassessment (under note 2.5.16.2)9, leading to the conclusion that no impairment was identified as of June 30, 2021.

2.5.9 Non-current trade receivables and other non-current assets

	As at June 30,	As at December 31,
(€‘000)	2021	2020
Non-current trade receivables Mesoblast license agreement	2 071	1 923
Net investment in Lease	64	195

Total Non-current Trade and Other receivables	2 135	2 117

In May 2018, the Group entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize the Group’s intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter. The related receivable is reported for its discounted value (€2.1 million) under ‘Non-current trade receivables’.

The non-current net investment in lease refers to the receivable recorded under IFRS16 Leases accounting standard as the Group subleases some office spaces it leases from a head lessor.

	As at June 30,	As at December 31,
(€‘000)	2021	2020
R&D Tax credit receivable	4 002	3 679

Total Non-current Grant recevables	4 002	3 679

Deposits	238	293

Total Other non-current assets	238	293

In 2017, the Group recognized for the first time a R&D tax credit (€1.2 million) receivable from the federal government that included a one-off catch-up effect. Since 2018, further R&D tax credit receivables are recorded on an annual basis. As of June 30, 2021, the R&D tax credit has been updated for an amount of €0.3 million, taking into account all information available as of June 30, 2021.

The non-current assets refer to security deposits paid to the lessors of the building leased by the Group and a deposit to the Social Security administration.

[9]

The Probability of Success (PoS) associated to the product candidate CYAD-211 also used by management within impairment testing of Goodwill and OnCyte IPRD are the same than the PoS associated for the product candidate CYAD-02 used for the contingent consideration liability reassessment (under note 2.5.16.2).

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2.5.10 Trade and Other receivables

	As at June 30,	As at December 31,
(€‘000)	2021	2020
Trade receivables	197	165
Advance deposits	246	220
Net Investment in Lease	269	230

Total Trade and Other receivables	712	615

Current Grant receivables (RCAs)	1 912	145

Total Current Grant receivables	1 912	145

Prepaid expenses	1 396	1 343
VAT receivable	505	342
Income and other tax receivables	52	25

Total Other current assets	1 953	1 711

Total Trade receivables, current grant receivables and other current assets	4 577	2 471

The trade and other receivables remains stable compared to the period ended December 31, 2020. The current net investment in lease refers to the receivable recorded under IFRS16 Leases accounting standard as the Group subleases some office spaces it leases from a head lessor.

As of June 30, 2021, grant receivables for a total amount of €1.9 million has been recorded due to Walloon Region recoverable cash advances regarding mainly CYAD-02 (numbered 8088) and CYAD-101 (numbered 8212) and CYAD-203 (numbered 1910028). The increase in current grant receivables for €1.8 million is primarily driven by lower cash proceeds from the Walloon Region in 2021 compared to the qualified expenses incurred during the period.

The increase in other current assets as of June 30, 2021 compared to first half of 2020 for €0.2 million is primarily driven by the increase on VAT receivable associated to timing of purchases. The transaction costs linked to the LPC equity facility signed on January 8, 2021 subject to capitalization and to be offset against future capital raises have increased for an amount of €0.4 million. This increase is compensated by the decrease on prepaid expenses on insurances for €0.4 million due to timing difference on their related payments.

2.5.11 Short-term investments and Cash and Cash equivalents

	As at June 30,	As at December 31,
(€‘000)	2021	2020
Short-term investments	—	—
Cash at bank and on hand	12 017	17 234

Total Short-term investments and Cash and cash equivalents	12 017	17 234

The Group’s cash and cash equivalents amounted to €12.0 million at June 30, 2021 which accounts for a decrease of €5.2 million as compared to year-end 2020, as a result of cash used in the Group’s operations compensated by proceeds from capital raises during the period. See note 2.5.7.

Given the level of market interest rates for corporate deposits of short-term maturities, the Group has not invested in short-term deposits over the years 2021 and 2020.

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2.5.12 Capital and share premium

(€‘000)	As at June 30, 2021	As at December 31, 2020
Capital	53 913	48 513
Share premium	2 217	43 349

Total number of issued and outstanding shares	15 493 956	13 942 344

As of June 30, 2021, share capital amounted to €53.9 million represented by 15,493,956 ordinary shares with no nominal value and a par value of €3.48 per share. This balance does not include the outstanding warrants issued by the Group and granted to certain directors, employees and non-employees of the Group.

There were seven capital increases over the course of the first half of 2021:

◾	On January 8, 2021, 262,812 new shares were issued to LPC further to the LPC purchase agreement;

◾	On March 29, 2021, 200,000 new shares were issued to LPC further to the LPC purchase agreement;

◾	On April 9, 2021, 300,000 new shares were issued to LPC further to the LPC purchase agreement;

◾	On April 29, 2021, 300,000 new shares were issued to LPC further to the LPC purchase agreement;

◾	On May 21, 2021, 182,000 new shares as a result of ADS’s issuance through ATM offering;

◾	On June 14, 2021, 6,800 new shares as a result of ADS’s issuance through ATM offering; and

◾	On June 28, 2021, 300,000 new shares were issued to LPC further to the LPC purchase agreement.

As of June 30, 2021, all shares issued have been fully paid.

During the first half of 2021, as a result of the above-mentioned 2021 capital raises resulting in cash proceeds for an amount of €7.6 million net of transaction costs, the capital has increased by €5.4 million while the share premium has increased by €2.2 million.

During the extraordinary shareholders meeting in May 2021, the shareholders, in accordance with Belgian Company Law, approved to absorb approximately €43.3 million of the accounting losses into the share premium. As a result, the “Accumulated Deficit” has been reduced by cumulative amount of €43.3 million in the six months period ended June 30, 2021 (€215.6 million of reclass from inception to June 30, 2021) against “Share Premium”. The absorption of the accumulated deficit into share premium has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

2.5.13 Recoverable Cash Advances

(€‘000)	As at June 30, 2021	As at December 31, 2020
Non-Current portion	4 935	4 220
Current portion	340	371

Total Recoverable Cash Advances	5 275	4 590

The change in the recoverable cash advances liability at the statement of financial position date mainly reflects both the new grants received in current year as well as the remeasurement of the liability at amortized cost, based on the Group’s business plan and sales forecast for its CAR T product candidates (see disclosure note 2.5.6).

Underlying R&D is ongoing and no exploitation decisions are expected before mid-2022 with the exception of the convention 1910028 (CYAD-203), convention 8087 (CYAD-01 DEPLETHINK) and 8088 (CYAD-02 CYCLE-1) for which an exploitation decision is expected during the first half of 2022.

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2.5.14 Other Non-Current liabilities

	As at June 30,	As at December 31,
(€‘000)	2021	2020
Onerous contracts - non-current liabilities	150	371

Total Other non-current liabilities	150	371

As of December 2020, the Group recorded a provision for onerous contracts for a total amount of €0.9 million in order to cover the contractual obligations, mainly on clinical activities follow-up and studies closing costs, after the Group’s decision to discontinue the development of first-generation, autologous CAR T candidate CYAD-01. As of June 30, 2021, the remaining non-current portion of this provision is €0.2 million. The current portion of the provision is €0.4 million (see note 2.5.15).

2.5.15 Trade payables and other current liabilities

	As at June 30,	As at December 31,
(€‘000)	2021	2020
Total Trade payables	5 582	4 736
Other current liabilities
Social security	195	319
Payroll accruals	1 335	1 653
Onerous contracts - current liabilities	443	488
Other current grant liabilities	1 498	1 838
Others	2 167	1 317

Total Other current liabilities	5 638	5 614

Total Trade payables and other current liabilities	11 220	10 350

Trade payables

The increase in trade payables for €0.8 million mainly relates to monthly effect in the timing of the expenses associated to preclinical and clinical activities and the related payments.

Other current liabilities

As of June 30, 2021, the decrease in social security and payroll accruals by €0.4 million compared to December 31, 2020 related to timing differences on these accruals and employee movements in 2021.

As of December 31, 2020, the Group recorded a provision for onerous contracts in order to cover the contractual obligations, mainly on clinical activities follow-up and studies closing costs, after the Group’s decision to discontinue the development of first-generation, autologous CAR T candidate CYAD-01. The provision recorded to cover for contractual obligations until the first half of 2022 is €0.4 million.

The other current liabilities attached to grants is mainly explained by the excess of cash proceeds compared to the eligible expenses subsidized by the convention numbered 8436 (CYAD-211 Immunicy) recognized in 2021 for €1.3 million. The decrease compared to year-end 2020 is mainly related to this convention and is partially offset by the recognition of deferred revenue related to the Federal Belgian Institute for Health Insurance (Inami) (€0.2 million) based on subsidized expenses recognized in 2021.

Other current liabilities increase of €0.9 million is mainly explained by the establishment of an accrual in 2021 related to a €0.8 million reimbursement received in 2021 of R&D tax credit related to an assessment resulting from an audit of fiscal year 2015. In 2020, an accrual had been established to cover for a €1.0 million reimbursement of R&D tax credit related to an assessment resulting from an audit of fiscal years 2013 and 2014. While management plans to appeal the assessment, currently management has determined that it is probable that reimbursement will be required.

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2.5.16 Financial Instruments fair values disclosures

2.5.16.1 Financial instruments not reported at fair value on balance sheet

The carrying and fair values of financial instruments that are not reported at fair value in the condensed consolidated interim financial statements were as follows for the current and comparative periods:

	As at June 30,	As at December 31,
(€‘000)	2021	2020
Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	2 135	2 117
Other non-current assets	238	293
Trade receivables and other current assets	712	615
Short-term investments	—	—
Cash and cash equivalents	12 017	17 234

Total Financial Assets (‘Amortized cost’ category)	15 102	20 259

	As at June 30,	As at December 31,
(€‘000)	2021	2020
Financial Liabilities (‘Amortized cost’ category) within:
Bank loans	—	37
Lease liabilities	3 080	3 602
RCAs liability	5 275	4 590
Trade payables	5 582	4 736

Total Financial Liabilities (‘Amortized cost’ category)	13 937	12 965

2.5.16.2 Financial instruments reported at fair value on balance sheet

Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs:

(€‘000)	Level I	Level II	Level III	Total
Assets
Investment in equity securities	—	—	—	—

Total Assets at December 31, 2020	—	—	—	—
Liabilities	—	—	—	—
Contingent consideration and other financial liabilities	—	—	15 526	15 526

Total Liabilities at December 31, 2020	—	—	15 526	15 526

(€‘000)	Level I	Level II	Level III	Total
Assets
Investment in equity securities	—	—	—	—

Total Assets at June 30, 2021	—	—	—	—
Liabilities	—	—	—	—

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Contingent consideration and other financial liabilities	—	—	17 487	17 487

Total Liabilities at June 30, 2021	—	—	17 487	17 487

The change in the balance is detailed as follows:

	As at June 30,	As at December 31,
(€‘000)	2021	2020
Opening balance Contingent consideration at 1 January	15 526	24 754
Milestone payment	—	—
Fair value adjustment	1 961	(9 228)
Closing balance Contingent consideration at 30 June	17 487	15 526

Total - Contingent consideration and Other financial liabilities	17 487	15 526

The contingent consideration and other financial liabilities refer to the acquisition of the Group’s immune-oncology platform and corresponds to the fair value of the risk-adjusted future payments due to Celdara Medical, LLC and Dartmouth College. The liability evolution reflects the development of the Group’s product candidates using CAR-T technology and their progress towards market approval in both autologous and allogeneic programs, as well as the update of its underlying business plans and revenue forecast.

There has not been any change in valuation technique in 2021 compared to 2020. The valuation is prepared by the Finance Team on a quarterly basis and reviewed by the Management.

Management’s key assumptions (assumptions to which the unit’s or group of units’, recoverable amount is most sensitive) about projected cash flows when determining fair value less costs to sell are as follows:

•	Discount rate (WACC)

The Management has determined that the Weighted Average Cost of Capital (WACC) is the most appropriate rate to use as it represents the risk associated with both equity and the debt. Contingent consideration is a liability and thus the discount rate should represent debt features, but the “contingent” nature of the liability has similar features as equity, e.g. return is not guaranteed and thus equity risk should be considered as well. Management estimated the discount rate (WACC) as of June 30, 2021 to be 13.9% (14.8% as of December 31, 2020) based on following components: the US Government Treasury bill 20-Y, the Group’s Beta, the equity Market Risk Premium and the small firm/illiquidity premium. The decrease of the WACC is mainly driven by a decrease of the Beta of the Group which is associated with the volatility of the Group’s equity influenced by its ongoing clinical programs and overall competitive landscape within the immuno-oncology field. Management corroborates its estimation with industry standards for biotechnology companies, the WACC used by Equity Research companies following the Group and transactions that have been sourced by the Group over the past 18 months.

•	Projected Revenue

Management estimated the projected revenue (using cash flow projections ending in 2040) based on the following components: total market and market share, time-to-market, treatment price and terminal value. Management based its estimation of projected revenue and related components with the Group’s business plan, industry data for biotechnology companies, evolution of similar R&D programs, comparable prices, expected patent expiration period. The weight of this assumption is partially alleviated by the probability of success (PoS) presented hereunder. As of December 31, 2020, the change in fair value of the contingent consideration and other financial liabilities was mainly driven by updated assumptions associated with the timing of the potential commercialization of the Group’s autologous AML/MDS CAR T program which had been delayed by one year. As of June 30, 2021, the Group’s management has maintained with the prior period of December 31, 2020 the timelines associated with the potential commercialization and projected sales forecast assumptions for its CAR T product candidates.

•	Probabilities of Success (PoS)

Management estimated the PoS based on Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases. Probability of the Group’s product candidates reaching the market used were updated compared to year-end based on most

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recent Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases as follows:

o	Probabilities of Success as of June 30, 2021:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	50%	28%	60%	90%	7.5%
CYAD-101	100%	49%	23%	43%	93%	4.6%

o	Probabilities of Success as of December 31, 2020:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	62%	29%	53%	86%	8.1%
CYAD-101	100%	64%	23%	34%	80%	4.0%

The PoS estimates used by management as of December 31, 2020 utilized clinical development success rates compiled by independent business intelligence consulting companies which sourced data from clinical development programs from 2006 – 2015. The Group’s updated PoS rates for its clinical programs now incorporates data for clinical development success rates from 2011 – 2020, which the Group believes is a more accurate reflection of clinical development success rates across stage of development and in aggregate.

The liability increase at June 30, 2021 is mainly due to:

•	the update in WACC used for fair value measurement purposes at interim reporting date;

•	the time accretion (which reflects the development of the Group’s product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs);

•	the revaluation of the U.S. dollar against the Euro and;

•	the updated assumptions on Probability of Success (PoS) associated with the NKG2D-based CAR T programs.

As stated in note 2.5.6, the fair-value adjustment is booked under the line “Change in fair value of contingent consideration”.

The contingent consideration liability captures the commitments further disclosed under note 5.34 from the Group’s 2020 year-end consolidated financial statements.

Sensitivity analysis:

A variance in key assumptions gives rise to a proportionate impact in the contingent liability fair value computation, as detailed in the Group’s year-end consolidated financial statements under note 5.20.2 (leveraged impact for the WACC driver, amortized impact for the projected revenue, linear impact for the PoS driver).

2.5.17 Leases

Amounts recognized in the consolidated statements of financial position

“Property, plant and equipment” comprise owned and leased assets that do not meet the definition of investment property.

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	As at June 30,	As at December 31,
(€’000)	2021	2020
Property, Plant and Equipment owned (excluding right-of-use assets)	1 026	1 115
Right-of-use assets	2 564	3 004

Total Property, Plant and Equipment	3 592	4 119

The statement of financial position shows the following amounts related to the leases for which the Group is a lessee:

(€’000)	Property	Vehicles	Equipment	Total
Cost
At 1 January 2021	3 001	429	1 491	4 921

Additions	—	45	—	45
Disposals	—	(8)	—	(8)
Transfers	—	—	(220)	(220)

At 30 June 2021	3 001	466	1 271	4 738

Accumulated depreciation
At 1 January 2021	(827)	(165)	(925)	(1 917)

Depreciation charge	(226)	(59)	(200)	(485)
Disposals	—	8	—	8
Transfers	—	—	220	220

At 30 June 2021	(1 053)	(216)	(905)	(2 174)

Net book value
At 1 January 2021	2 174	264	566	3 004

Cost	3 001	466	1 271	4 738
Accumulated depreciation	(1 053)	(216)	(905)	(2 174)

At 30 June 2021	1 948	250	366	2 564

Amounts recognized in the consolidated statements of comprehensive loss

The consolidated statements of comprehensive loss show the following amounts related to the leases:

	For the Six-month period ended June 30,
(€’000)	2021	2020
Depreciation charge of right-of-use assets
Property	226	202
Vehicles	51	56
Equipment	200	270
Interest on lease liabilities (including in Financial expenses)[1]	116	131
Interest on sublease receivable (including in Financial income)[1]	(15)	(26)
Variable lease payments not included in the measurement of lease liabilities	—	—
Expenses relating to short-term leases and leases of low-value assets	73	98

Total expenses related to leases	651	731

[1]	Interests on leases are presented as operating cash flow.

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Total cash outflows for leases

	For the Six-month period ended June 30,
(€’000)	2021	2020
Total cash outflow for leases	769	857

2.5.18 Related party transactions

The compensation amounts presented below, awarded to the members of the Board of Directors and the Executive Committee of the Group, were recorded as General & Administrative expenses in the period referenced.

	For the Six-month period ended June 30,
(€‘000)	2021	2020
Independent director’s fees	196	205
Share-based compensation	168	192

Total compensation to the Board of Directors	364	397

Executive Management fees	552	771
Short-term employee benefits	999	753
Share-based compensation	460	583

Total compensation to the Executive Committee	2 011	2 107

2.5.19 Subsequent events

There has been one capital increase between June 30, 2021 and the date of the approval of the Interim Financial Report. On July 22, 2021, 300,000 new shares were issued to LPC further to the LPC purchase agreement for an amount of €1.0 million ($1.2 million).

There is no other subsequent event that occurred between six-month period end as of June 30, 2021 and the date when these condensed consolidated interim financial statements have been authorized by the Board for issuance.

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3.	RESPONSIBILITY STATEMENT

We hereby certify that :

•

to the best of our knowledge, the condensed consolidated financial statements as of June 30, 2021, prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and the legal requirements applicable in Belgium, give a true and fair view of the assets, liabilities, financial position, comprehensive loss, changes in equity and cash flows of the Company and the undertakings included in the consolidation taken as a whole; and that

•

the interim management report includes a fair review of the development and the performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, August 4, 2021 on behalf of the Board of Directors,

Michel Lussier* Chairman	Filippo Petti CEO

*	Permanent representative of Mel Management SRL

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4.	FINANCIAL CALENDAR & CELYAD ONCOLOGY CONTACT DETAILS

Financial Calendar

◾ Third quarter 2021 business update	November 10, 2021

◾ Full-year results 2021	March 24, 2022

◾ Annual shareholders meeting	May 5, 2022

Celyad contact details

Filippo Petti

Chief Executive Officer / Chief Financial Officer

Email: investors@celyad.com

Celyad Oncology SA

Axis Business Park

Rue Edouard Belin 2

1435 – Mont-Saint-Guibert

Belgium

Tel: +32 10 39 41 00

RPM: Nivelles – BE0891 118 115

Email: info@celyad.com

Website: www.celyad.com

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